Mail Stop 3561

October 4, 2007

Mr. Richard A. Baker, Chief Executive Officer
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, New York 10577

> **Re:** **NRDC Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed on September 27, 2007**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. In addition, please note that the page numbers below are in reference to the marked copy.

General

1. Please add disclosure addressing the last two sentences of comment one of our previous letter dated September 27, 2007. The revised disclosure simply indicates that the opinion will be included in the proxy statement.

2. We note your response to comment four of our prior letter and we reissue our previous comments. Please provide for each officer, director and existing stockholder a list of entities with which pre-existing relationships exist that

have priority over NRDC Acquisition with respect to presentation of a business opportunity. Describe each entity's core business, investment strategy, portfolio, risk characteristics and structure. Any potential overlap with the company's investment criteria should be disclosed and the severity of conflict of interest analyzed. Please revise the conflicts of interest and risk factors sections accordingly in order to present the conflicts of interest and priorities clearly. Also briefly discuss the conflicts of interests in the summary. We may have further comment.

3.      We note your response to comment five of our previous letter and we reissue the comment. If the right of first offer affords limited protection to NRDC Acquisition and investors, please clarify the prospectus cover page, the summary and the risk factors, as appropriate.

Risk factors, page 20

4.      Your response to prior comment three appears unclear and we repeat the comment. Please add disclosure to explain why the shares purchased in the offering or in the aftermarket, which are considered part of the holdings by public stockholders, cannot be voted to influence approval of the initial business combination, as your revised risk factor indicates. In this regard, we note the disclosure under "Stockholder Approval of our Initial Business Combination" which reads, "[i]n addition, our executive officers, directors and existing stockholders have agreed that they will vote any shares they purchase in the open market in or after this offering in favor of an initial business combination."

Conversion Rights, page 72

5.      We have read your response to comment six of our last letter. Please expand your response to explain why the registrant would remain liable to pay the conversion amount even after the converting shareholders "revoke their election to convert." In addition, your prospectus disclosure suggests that, in the event a converting shareholder sells his shares rather than transmitting them for conversion, the purchaser would also have a put right against the registrant. Please address these points. If you retain this disclosure, please add your revised response to the prospectus. If the put liability after the conversion may be material in amount, appropriate disclosure elsewhere in your filing would appear warranted.

Part II – Exhibits

6.      Please file executed copies of agreements wherever possible.  For example, please see Exhibits 10.18 (co-investment agreement) and 10.16 (placement warrant purchase agreement)

* * * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774.  Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                                        Sincerely,


                                        John Reynolds
                                        Assistant Director


cc:     Jack I. Kantrowitz, Esq.
        Samir A. Gandhi, Esq.
        Fax: (212) 839-559